Exhibit 99.38

WBM CAPITAL CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2025, AND 2024

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

WBM CAPITAL CORP.

 Condensed Consolidated Interim Statements of Financial Position
As at July 31, 2025 and October 31, 2024
(Expressed in Canadian Dollars)

	Note	July 31, 2025	October 31, 2024

ASSETS
Current assets
Cash		$16,825	$35,287
Other receivables	6		37,604
Prepaid expenses and deposits			46,477
Total assets		$16,825	$119,368

LIABILITIES AND SHAREHOLDERS’ EQUITY
(DEFICIT)
Current liabilities
Accounts payable and other liabilities		$128,788	$60,048
Total liabilities		128,788	60,048

Shareholders’ equity (deficit)
Share capital	7	733,786	733,786
Reserves	7	6,851,379	6,851,379
Accumulated deficit		(7,697,128)	(7,525,845)
Total shareholders’ equity (deficit)		(111,963)	59,320

Total liabilities and shareholders’ equity (deficit)		$16,825	$119,368

Nature of Operations (Note 1)
Going Concern (Note 2)
Qualifying transaction (Note 12)
Subsequent event (Note 13)

Approved and Authorized by the Board on October 21, 2025:

“Carlo Rigillo”	Director	“Fraser Hartley”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WBM CAPITAL CORP.

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

		Three months ended July 31,		Nine months ended July 31,
	Note	2025	2024	2025	2024
Expenses
General and administrative	9	$25,423	$2,406	$65,569	$231,328
Advertising and promotion					2,380
Management fees	8		76,234		278,393
Loss before other items		(25,423)	(78,640)	(65,569)	(512,101)
Other Items
Gain on settlement of debt					21,265
Foreign exchange (loss) gain			(5,419)		(4,782)
Loss of input tax credits		(37,604)		(37,604)
Tax expense		(66,329)		(66,329)
Interest income					60,028
Finance charges		(577)	(435)	(1,781)	(1,185)
Net loss and Comprehensive loss for the period		$(129,933)	$(84,494)	$(171,283)	$(436,775)

Weighted average number of common shares outstanding		250,000	271,534	250,000	779,746
Basic and diluted loss per share		$(0.52)	$(0.31)	$(0.69)	$(0.56)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WBM CAPITAL CORP.
Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

	2025	2024

Operating activities
Net loss from operations	$(171,283)	$(436,775)
Adjustments for non-cash items:
Accretion expense		750
Loss on settlement of debt		16,000
Loss of input tax credits	37,604
Unrealized foreign exchange		(36)
Changes in non-cash working capital items:
Trade and other receivables		172,775
Prepaid expenses and deposits	46,477	(29,391)
Accounts payable and other liabilities	68,740	(62,157)
Net cash used in operating activities	(18,462)	(338,834)

Investing activities
Purchase of short-term investment		10,600,000
Net cash from investing activities		10,600,000

Financing activities
Share issuer buy-back (Note 1)		(10,198,940)
Option cancellation payment		(35,325)
Proceeds from share issuance		30,000
Repayment of government loan		(40,000)
Net cash used in financing activities		(10,244,265)

Net change in cash	(18,462)	16,901
Cash, beginning of period	35,287	79,265
Cash, end of period	$16,825	$96,166

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WBM CAPITAL CORP.

Condensed Consolidated Interim Statement of Shareholders’ Equity
For the nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

	Note	Number of Shares	Share Capital $	Reserves $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total Shareholders’ Equity $
Balance, October 31, 2024		250,000	733,786	6,851,379	—	(7,525,845)	59,320
Net loss for the period						(171,283)	(171,283)
Balance, July 31, 2025		250,000	733,786	6,851,379	—	(7,697,128)	(111,963)

Balance, October 31, 2023		3,650,163	13,572,500	4,166,666	(5,419)	(6,864,889)	10,868,858
Share issuer buy-back	7	(3,469,027)	(12,898,978)	2,700,038	—		(10,198,940)
Shares issued for cash	7	250,000	30,000		—		30,000
Share option cancellation	7			(35,325)	—		(35,325)
Shares issued for debt settlement	7	33,333	56,000	—			56,000
Foreign currency translation						5,419	5,419
Net loss for the period						(436,775)	(436,775)
Balance, July 31, 2024		464,469	759,522	6,831,379	—	(7,301,664)	289,237

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

1.	Nature of Operations

WBM Capital Corp. (the “Company” or “WBM”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. The address of the Company’s head, principal, and registered office is located at 300 - 10991 Shellbridge Way, Vancouver, British Columbia V6X 3C6. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

As of June 9, 2023, the Company does not have any remaining active operations. The Company is currently exploring opportunities.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 pre-consolidation common shares at a price of $0.1225 per pre-consolidated share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common share. The share consolidation is reflected retrospectively in these condensed consolidated interim financial statements.

On October 21, 2024, the Company incorporated 4 wholly owned subsidiaries 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd. and 1507655 B.C. Ltd.

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd., 1510441 B.C. Ltd. and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA, now holds all of the issued and outstanding common shares in the following former subsidiaries; 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655

B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

On July 24, 2025, the Company completed a share subdivision on the basis of every one (1) common share before subdivision into two hundred and fifty thousand (250,000) post-subdivision common shares (the “Stock Split”). The share subdivision is reflected retrospectively in these condensed consolidated interim financial statements.

2.	Going Concern

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

2.	Going Concern (continued)

The Company’s ability to continue as a going concern is dependent upon its ability to identify an appropriate business for acquisition or investment to generate profits and positive cash flows from operations in order to cover its operating costs. There is no assurance that the business will be profitable. The Company’s accumulated deficit was $7,697,128 at July 31, 2025 (October 31, 2024 - $7,525,845) and its cash flow used in operations was $18,462 (October 31, 2024 - $668,624). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and amounts different from those reflected in the accompanying consolidated financial statements. These adjustments could be material.

3.	Basis of Presentation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of the condensed consolidated interim financial statements, including International Accounting Standards (“IAS 34”), Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and IFRC® Interpretations of the IFRS Interpretations Committee. These disclosures contained in these condensed consolidated interim financial statements do not contain all the requirements of IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended October 31, 2024.

The condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on October 21, 2025.

Basis of Presentation

The condensed consolidated interim financial statements of the Company have been prepared on an accrual basis and on the historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency for all entities of the consolidated group.

Basis of Consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly owned subsidiaries:

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

3.	Basis of Presentation (continued)

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method/Date of Disposal
Tiidal Gaming Holdings Inc.
(formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Dissolved March 14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507652 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507653 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507655 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510450 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510435 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510441 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24

4.	Material accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in the audited financial statements for the year ended October 31, 2024.

5.	Short-term Investments

On June 13, 2023, the Company transferred a total of $10,600,000 into guaranteed investment certificates (“GICs”) bearing interest at an annualized rate of 5.30%. The GICs matured on December 10, 2023. As at July 31, 2025, the Company recorded interest receivable of $nil (October 31, 2024-$nil). For the nine months ended July 31, 2025, the Company recorded interest income of $nil (July 31, 2024 - $60,028).

6.	Other Receivables

Other receivables consist of the following:

	July 31, 2025	October 31, 2024
GST/HST receivable	$-	$37,604
	$-	$37,604

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

7.	Share Capital Authorized

The Company is authorized to issue an unlimited number of common shares.

On October 4, 2024, the Company completed a consolidation of the Company’s issued and outstanding common shares on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common shares. The share consolidation is reflected retrospectively in these condensed consolidated interim financial statements. As at October 31, 2024, the Company had l common share outstanding. Shareholders who less than 6,000,000 pre-consolidation shares were entitled to receive $0.005 in cash for each pre-consolidation share held.

On July 24, 2025, the Company completed a share subdivision on the basis of every one (1) common share before subdivision into two hundred and fifty thousand (250,000) post-subdivision common shares (the “Stock Split”). The share subdivision is reflected retrospectively in these condensed consolidated interim financial statements.

On October 30, 2023, the Company announced a return of capital to its shareholders by way of substantial issuer bid. On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 3,469,027 common shares of the Company at a price of $2.94 per share pursuant to its substantial issuer bid for aggregate purchase price of $10,198,940.

a)	Issued

The Company did not issue any commons shares for the nine months ended July 31, 2025.

On July 10, 2024, the Company closed a non-brokered private placement financing of 250,000 common shares at a deemed price of $0.12 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

On February 16, 2024, the Company issued 33,333 common shares at a deemed price of$1.20 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $1.68 per share and a loss of $16,000 was recorded.

b)	Stock options

The Company’s Stock Option Plan was approved by shareholders at the annual and special meeting held on September 26, 2008. The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer, or any subsidiary of the Company, the option to purchase the common shares. Additionally, under the Stock Option Plan, the number of the common shares reserved for any one person may not exceed 5% of the outstanding common shares. The Board determines the price per common share and the number of common shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per common share set by the Board is subject to minimum pricing restrictions set by the Exchange.

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

Stock Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of common shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other common shares.

Stock Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

For the nine months ended July 31, 2025, the Company did not issue any options.

For the nine months ended July 31, 2024, the following activity occurred:

•	On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 65,000 options of the Company that had an exercise price of $2.40 per Share for consideration of $0.54 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $0.14.

For the nine months ended July 31, 2025, and 2024, the stock option activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2023	220,000	$5.28
Cancelled	(220,000)	($5.28)
Outstanding, July 31, 2025 and 2024

At July 31, 2025, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statement of loss and comprehensive loss over the vesting period of the stock options, with a corresponding increase to reserves. For the nine months ended July 31, 2025, $nil (July 31, 2024 - $nil) was recorded as share-based payments for stock options.

Stock options are granted at a price equal to or above the fair value of the common shares. The consideration received on the exercise of stock options is added to share capital at the time of exercise.

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

c)	Warrants

For the nine months ended July 31, 2025, and year ended October 31, 2024, the warrant activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2023	577,705	$7.68
Expired	(164,142)	($4.08)
Outstanding October 31, 2024 and July 31, 2025	413,563	$3.60

As at July 31, 2025, the following warrants were outstanding and exercisable, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
233,210	$ 3.60	September 20, 2025	233,210
56,940	$ 3.60	October 12, 2025	56,940
123,413	$ 3.60	November 30, 2025	123,413
413,563			413,563

As at July 31, 2025, the weighted average life of warrants outstanding was 0.20 years (October 31, 2024 - 0.95 years).

The estimated fair value of warrants granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statements of net loss and comprehensive loss over the vesting period of the warrants, with a corresponding increase to reserves.

For the nine months ended July 31, 2025, $nil (July 31, 2024 - $nil) was recorded as share-based payments for warrants. Warrants are issued at a price equal to or above the fair value of the common shares. The consideration received on the exercise of warrants is added to share capital at the time of exercise.

d)	Restricted Share Units (“RSU”)

On June 9, 2023, the Company, in conjunction with the closing of the sale ofTiidal NZ, granted 105,000 at $1.92 per restricted share units to the Company’s CEO, which immediately vested into 105,000 common shares of the Company.

8.	Related Party Transactions

a)	Key management compensation

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

8.	Related Party Transactions (continued)

For the nine months ended July 31, 2025, and 2024, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	July 31, 2025	July 31, 2024
Management and director fees and salaries	$-	$226,500
Payments made under the share buy back		3,498,245
	$-	$3,724,745

Share-based payments are the fair value of stock options granted to key management personnel as at the grant date. For the nine months ended July 31, 2025, and 2024, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

As at July 30, 2025, included in accounts payable and other liabilities is $nil (October 31, 2024 - $nil) in amounts payable to directors and officers of the Company.

9.	General and Administrative Expenses

General and administrative expenses consisted of the following:

	Three months ended July 31, 2025	Three months ended July 31, 2024		Nine months ended July 31, 2025	Nine months ended July 31, 2024
Office and miscellaneous	$-		$2,406	$18,241	$37,489
Professional fees	$25,423	$		47,328	193,839
	$25,423		$2,406	$65,569	$231,328

10.	Capital Management

The Company considers its capital structure to consist of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements as at July 31, 2025.

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

10.	Capital Management (continued)

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 2).

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management for the nine months ended July 31, 2025.

11.	Financial Instruments and Risk Management Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities, are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, is recorded at fair value using level 1 inputs.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

WBM CAPITAL CORP.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended July 31, 2025 and 2024
(Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis ofliabilities which are due in the next twelve months can be summarized as follows:

	July 31, 2025	October 31, 2024
Accounts payable and other liabilities	$128,788	$60,048
	$128,788	$60,048

Interest rate risk

The Company does not have any significant exposure as at July 31, 2025 and 2024 to interest rate risk through its financial instruments.

12.	Qualifying Transaction

On April 2, 2025, the Company announced it has entered into a definitive business combination agreement with Wappier Inc. (“Wappier”) pursuant to which, subject to the satisfaction of certain conditions, including receipt of all necessary approvals, the Company and Wappier will complete a transaction, which will result in the reverse takeover of the Company by Wappier (the “Resulting Issuer”) and listing of the Resulting Issuer on the Canadian Securities Exchange. On June 27, 2025, the Company and Wappier Inc. terminated its proposed business combination.

13.	Subsequent event

On August 27, 2025, the Company announced it has entered into a non-binding letter of intent with respect to a business combination with Bitzero Blockchain Inc. (“Bitzero”). Subject to certain conditions, the Company and Bitzero will complete a transaction, which will result in the reverse takeover of the Company by Bitzero.